August 26, 2010

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549-3628
Attention: H. Roger Schwall, Assistant Director

Clayton Williams Energy, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 12, 2010
File No. 1-10924

On behalf of Clayton Williams Energy, Inc. (the “Company”), I acknowledge receipt of the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated August 16, 2010, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2009.

The Company is working with its independent consulting engineers, Williamson Petroleum Consultants, Inc. and Ryder Scott Company, L.P., to obtain reports from the independent consulting engineers addressing the Staff’s comments.  However, the Company will be delayed in obtaining such reports and furnishing a response to the Comment Letter to the Staff, and respectfully requests an extension of time to respond to the Comment Letter.

The Company expects to file all responses to the Comment Letter no later than Friday, September 3, 2010.

Very truly yours,

/s/ Mel G. Riggs
Mel G. Riggs
Senior Vice President and
Chief Financial Officer
Clayton Williams Energy, Inc.